SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Huttig Building Products Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

448451 10 4
(CUSIP Number)

JB Capital Partners LP
5 Evan Place
Armonk, NY 10504
(914) 273-4709

With a copy to:

The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY 10036
212-673-0484
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 448451 10 4	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
JB Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,360,317

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,360,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,360,317

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 448451 10 4	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Alan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,360,317

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,360,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,360,317

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 448451 10 4	Page 4 of 6 Pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Huttig Building Products, Inc. (the "Issuer"). Except as amended hereby, the Initial Statement remains in full force and effect.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,360,317 shares of Common Stock beneficially held by JB Capital is $ 3,837,000 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by JB Capital were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of January 2, 2019, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

JB Capital (1)(2)	2,360,317	0	2,360,317	9.06%
Weber (1)(2)	2,360,317	0	2,360,317	9.06%

*Based on 26,040,012 shares of Common Stock, $0.01 par value per share outstanding as of September 30, 2018, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 30, 2018.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Mr. Weber shares with JB Capital the power to vote or direct the vote of, and shares the power to dispose of or to direct the disposition of, 2,360,317 shares of Common Stock owned by JB Capital.

SCHEDULE 13D
CUSIP No. 448451 10 4	Page 5 of 6 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by JB Capital in the open market.

Transactions in Shares of Common Stock Within the Past Sixty Days

Party	Date of Purchase/Sale	Number of Shares of Common Stock	Buy/Sell	Price Per Unit

JB Capital	11/26/2018	20,000	Buy	$2.95
JB Capital	11/27/2018	18,910	Buy	$2.73
JB Capital	11/28/2018	17,105	Buy	$2.70
JB Capital	11/29/2018	2,352	Buy	$2.70
JB Capital	11/30/2018	4,170	Buy	$2.70
JB Capital	12/3/2018	986	Buy	$2.70
JB Capital	12/4/2018	16,477	Buy	$2.65
JB Capital	12/13/2018	7,516	Buy	$2.35
JB Capital	12/19/2018	2,381	Buy	$2.35
JB Capital	12/20/2018	15,103	Buy	$2.34
JB Capital	12/27/2018	133,000	Buy	$1.60
	12/28/2018	25,000	Buy	$1.77

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	Not Applicable.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 448451 10 4	Page 6 of 6 Pages

SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 2, 2019

JB Capital Partners, LP

	/s/ Alan Weber	By:	/s/ Alan Weber
	Alan Weber		Name: Alan Weber
Title: General Partner